[Register.com Letterhead]

September 20, 2005

Owen Pinkerton, Esq.
Jennifer Gowetski, Esq.
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Register.com, Inc. Preliminary Schedule 14A File No. 0-29739; Originally Filed August 25, 2005

Dear Mr. Pinkerton and Ms. Gowetski,

In connection with the response of Register.com, Inc. (the "Company") to the comments of the Staff of the Division of Corporate Finance, regarding the Company's Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement"), set forth in the Staff's letter dated September 6, 2005, the Company's acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement. The Company further acknowledges that Staff comments or changes made by the Company to the Proxy Statement's disclosure in response to the Staff's comments do not foreclose the Commission from taking any action with respect to the Proxy Statement. In addition, the Company represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person against the Company under the federal securities laws of the United States.

Sincerely,
/s/ Roni Jacobson Roni Jacobson, Esq. General Counsel, Register.com